Levered Learning, Inc.
Profit and Loss Summary (Accrual)
January - December 2021

	Dec-30-21
Income	
Subscription Revenue	214,816.41
Returns, Allowances, and Discounts	-14,238.36
Total Subscription Revenue	**$ 200,578.05**
Total Income	**$ 200,578.05**
Cost of Goods Sold	
Consultants	15,382.63
Cost of Goods Sold	338,476.90
Merchant Fees	50.50
Total Cost of Goods Sold	**$ 353,910.03**
Gross Profit	**$ (153,331.98)**
Expenses	
Bad Debt	149.50
Employee Related	
Health Insurance	34,092.09
Payroll	
Employer Payroll Taxes	44,296.86
Garnishment	-200.00
Gross Wages	
Additional Earnings	2,500.00
Bonuses	14,268.00
Regular Wages	622,627.74
Vacation Pay	9,898.11
Total Gross Wages	**$ 649,293.85**
Total Payroll	**$ 693,390.71**
Payroll & Benefits Administration	1,692.00
Recruiting	5,943.46
Total Employee Related	**$ 735,118.26**
General & Administrative	
Bank Fees	102.00
Business Insurance	19,610.86
Dues & Subscriptions	27,344.97
Office Expenses	5,101.83
Other Contractors	3,220.00
Shipping and Handling	764.19
Total General & Administrative	**$ 56,143.85**
Hosting	19,123.25
IT Expense	
Computer Hardware & Equipment	4,232.30
Software & Web Services	3,575.22
Telephone and Internet	338.70
Total IT Expense	**$ 8,146.22**

Licenses and Fees		717.00
Marble Bridge		
Collection & Loan Fees (MB)		4,740.00
Interest Expense (MB)		32,893.00
Total Marble Bridge	$	**37,633.00**
Meals & Entertainment		
Entertainment		166.19
Meals		1,642.33
Total Meals & Entertainment	$	**1,808.52**
Professional Fees		
Finance & Accounting		6,200.30
Legal		3,039.00
Management Consulting & Strategy		48,402.25
Total Professional Fees	$	**57,641.55**
Sales & Marketing		
Advertising		8,538.70
Events and Conferences		16,799.00
Research		10,000.00
Sponsorship		47,750.00
Sales		15,600.00
Total Sales & Marketing	$	**98,687.70**
Taxes		2,185.69
Training Materials		313.18
Travel		
Air Travel		11,304.05
Ground Transportation & Parking		2,992.00
Lodging		2,430.40
Total Travel	$	**16,726.45**
Total Expenses	$	**1,034,394.17**
Net Operating Income	$	**(1,187,726.15)**
Other Income		
Other Deposits		1,694.67
Other Income		5,000.00
Total Other Income	$	**6,694.67**
Other Expenses		
Interest Expense		52,108.54
Total Other Expenses	$	**52,108.54**
Net Other Income	$	**(45,413.87)**
Net Income	$	**(1,233,140.02)**